UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Rubico Inc. (the “Company” or “Rubico”) (Nasdaq: RUBI) announced today that it has entered into two sale and leaseback financing agreements with a major Chinese financier for the refinancing of two 157,000 dwt Suezmax tankers, the M/Ts Eco West Coast and Eco Malibu (expected to be concluded during December 2025). The closing of these financing agreements is subject to conditions set forth in the relevant agreements.

Total proceeds from the two financing agreements will amount to $84.0 million, approximately $73.4 million of which will be used to repay the existing financing facilities for the two vessels and the remaining balance will be used for general working capital purposes.

The financing agreements have durations of ten years and provide continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the agreements.

Under the terms of the financing agreements, the Company will bareboat charter back the vessels for a period of ten years at bareboat hire rates of $2.3 million per annum, plus interest based on Term SOFR plus a margin of 2.10% per annum for the Eco Malibu, and an amortization schedule of $2.2 million per annum, plus interest based on Term SOFR plus a margin of 1.95% per annum for the Eco West Coast. At the end of the ten-year period, the Company has an obligation to buy back the vessels for $19.0 million for the Eco Malibu and $20.0 million for the Eco West Coast.

The financing agreements contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 85% and (ii) minimum free liquidity of $0.50 million for the Eco Malibu and $0.40 million for the Eco West Coast.

Concurrently with entry into these financing agreements, Rubico Inc. and TOP Ships Inc. provided a guarantee of the obligations of Rubico Inc.’s vessel-owning subsidiaries under the respective financing agreements. The financing agreements contain cross-default provisions which would be triggered by a default under similar financing agreements entered into by TOP Ships Inc. with the same major Chinese financier in an aggregate amount of $207.0 million.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the entry into and performance under the sale and leaseback financing agreements.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc. (Registrant)

Date: August 19, 2025	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer